Exhibit 99.5

BROOKFIELD ASSET MANAGEMENT INC.

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BROOKFIELD BUSINESS PARTNERS L.P.

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BROOKFIELD BUSINESS L.P.

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BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P.

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BROOKFIELD CANADIAN BUSINESS ADVISOR L.P.

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BROOKFIELD BBP CANADIAN GP L.P.

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BROOKFIELD ASSET MANAGEMENT (BARBADOS) INC.

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BROOKFIELD GLOBAL BUSINESS ADVISOR LIMITED

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each of the Holding Entities that has executed this Agreement on Schedule A hereto

RELATIONSHIP AGREEMENT

June 1, 2016

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		2
1.1	Definitions	2
1.2	Headings and Table of Contents	2
1.3	Interpretation	2
1.4	Invalidity of Provisions	6
1.5	Entire Agreement	6
1.6	Waiver, Amendment	6
1.7	Governing Law	6

ARTICLE 2
ACQUISITIONS		7
2.1	Primary Entity	7
2.2	Brookfield Group Operations	7
2.3	Co-investments with Brookfield; Joint Ventures; Consortium Arrangements	7
2.4	No Exclusivity	8
2.5	Limitations on Acquisition Opportunities	9
2.6	Reporting	10

ARTICLE 3
VOTING		10
3.1	Voting at the Direction of the Holding Entities	10
3.2	Slate of Nominees and General Guidelines	11
3.3	Directing Entities	11

ARTICLE 4
REPRESENTATIONS AND WARRANTIES		11
4.1	Representations and Warranties of Brookfield and the Service Providers	11
4.2	Representations and Warranties of the Holding Entities	12
4.3	Representations and Warranties of BBP and of the Holding LP	12

ARTICLE 5
TERMINATION		13
5.1	Term	13
5.2	Termination	13

ARTICLE 6
LIMITATION OF LIABILITY		14
6.1	No Liability	14
6.2	Maximum Liability	14
6.3	Survival	14

ARTICLE 7
GENERAL PROVISIONS		14
7.1	Limited Liability of Limited Partners	14
7.2	Assignment	14
7.3	Enurement	15
7.4	Notices	15

7.5	Further Assurances	17
7.6	Counterparts	17
7.7	Other Holding Entities	17

ii

RELATIONSHIP AGREEMENT

THIS AGREEMENT made as of the 1st day of June, 2016.

B E T W E E N:

BROOKFIELD ASSET MANAGEMENT INC. (“Brookfield”), a corporation existing under the laws of the Province of Ontario

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BROOKFIELD BUSINESS PARTNERS L.P. (“BBP”), an exempted limited partnership existing under the laws of Bermuda

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BROOKFIELD BUSINESS L.P. (the “Holding LP”), an exempted limited partnership existing under the laws of Bermuda

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BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P., (the “BAM PIC (PE)”), a limited partnership existing under the laws of Manitoba

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BROOKFIELD CANADIAN BUSINESS ADVISOR L.P., (the “Canadian Service Provider”), a limited partnership existing under the laws of Ontario

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BROOKFIELD BBP CANADIAN GP L.P., (“CanGP LP”), a limited partnership existing under the laws of Ontario

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BROOKFIELD ASSET MANAGEMENT (BARBADOS) INC. (the “Barbados Service Provider”), a registered international business company existing under the laws of Barbados

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BROOKFIELD GLOBAL BUSINESS ADVISOR LIMITED (the “UK Service Provider”), a company existing under the laws of England

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each of the Holding Entities (as defined below)

RECITALS:

WHEREAS members of the BBP Group and members of the Brookfield Group (as defined below) have entered into a number of agreements and arrangements in order to enable the BBP Group to be established and to directly or indirectly hold interests in, or operate the Services and Industrial Operations (as defined below); and

WHEREAS BBP, the Holding LP, the Holding Entities, the Service Providers and Brookfield wish to enter into this Agreement to govern certain aspects of the relationship between them and other members of the BBP Group and the Brookfield Group.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, except where the context otherwise requires, the following terms will have the following meanings:

1.1.1                               “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.2                               “Agreement” means this Relationship Agreement;

1.1.3                               “BAM PIC (PE)” has the meaning ascribed thereto in the preamble;

1.1.4                               “Barbados Service Provider” has the meaning ascribed thereto in the preamble;

1.1.5                               “BBP” has the meaning ascribed thereto in the preamble;

1.1.6                               “BBP General Partner” means Brookfield Business Partners Limited, which is the general partner of BBP;

1.1.7                               “BBP Group” means BBP, the Holding LP, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity;

1.1.8                               “Brookfield” has the meaning ascribed thereto in the preamble;

1.1.9                               “Brookfield Fund” means any private investment entity, managed account, joint venture, consortium, partnership or investment fund established, sponsored or managed by a member of the Brookfield Group;

1.1.10                        “Brookfield Group” means Brookfield, any of its Affiliates and any Brookfield Funds, but excludes any member of the BBP Group;

1.1.11                        “Business Day” means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in Bermuda, the Province of Ontario, or the State of New York;

1.1.12                        “Canadian Service Provider” has the meaning ascribed thereto in the preamble;

1.1.13                        “CanGP LP” has the meaning ascribed thereto in the preamble;

1.1.14                        “Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for greater certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning;

1.1.15                        “Directing Entity” has the meaning assigned thereto in Section 3.1.1;

1.1.16                        “Effective Date” means the date of the Spin-Off;

1.1.17                        “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, that serves a similar function (or if any such general partner or managing partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

1.1.18                        “Holding Entities” means Brookfield BBP Canada Holdings Inc., Brookfield BBP US Holdings LLC, Brookfield BBP Bermuda Holdings Limited and any other primary holding Subsidiaries of the Holding LP created or acquired after the date of this Agreement through which the Holding LP indirectly holds its interest in the Operating Entities, excluding, for greater certainty, any Operating Entities;

1.1.19                        “Holding LP” has the meaning assigned thereto in the preamble;

1.1.20                        “Liabilities” means any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a regulatory authority or otherwise or in connection with the business, investments and activities in respect of or arising from this Agreement;

1.1.21                        “Master Services Agreement” means the master services agreement among the Service Providers, BBP, the Holding LP, the Holding Entities and others;

1.1.22                        “Operating Entities” means, from time to time, the Persons in which the Holding Entities, directly or indirectly, hold interests and that (i) directly hold BBP’s operations and assets, or (ii) indirectly hold BBP’s operations and assets but all of the interests of which are not held, directly or indirectly, by the Holding Entities, other than, in the case of each of (i) and (ii), any Person in which the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity securities of that Person;

1.1.23                        “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or other entity however designated or constituted and pronouns have a similarly extended meaning;

1.1.24                        “Services and Industrial Operations” means business services and industrial operations, including construction services, residential real estate services, logistics, facilities management, industrial manufacturing, mining, oil and gas exploration and production, and other similar operations or services;

1.1.25                        “Service Providers” means the BAM PIC (PE), the Barbados Service Provider, the Canadian Service Provider, CanGP LP, the UK Service Provider and any other Affiliate of Brookfield that is appointed by the Service Providers from time to time to act as a service provider pursuant to the Master Services Agreement;

1.1.26                        “Service Recipients” means BBP, the Holding LP, the Holding Entities, and, at the option of the Holding Entities, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

1.1.27                        “Spin-Off” means the distribution by Brookfield of its interests in BBP to the shareholders of Brookfield;

1.1.28                        “Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person;

1.1.29                        “Term” has the meaning assigned thereto in Section 5.1; and

1.1.30                        “UK Service Provider” has the meaning assigned thereto in the preamble.

1.2                                                                               Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3                                                                               Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1                               words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

1.3.2                               the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.3.3                               references to any Person include such Person’s successors and permitted assigns;

1.3.4                               except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, to all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.5                               any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified; and

1.3.6                               in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.4                                                                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement hereto by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.6                                                                               Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right.  A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

1.7                                                                               Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or any argument that such court provides an inconvenient forum.

ARTICLE 2
ACQUISITIONS

2.1                                                                               Primary Entity

Subject to the other terms in this Article 2, each of Brookfield and the Service Providers acknowledges and agrees that, during the Term, the BBP Group will serve as the primary entity through which acquisitions of Services and Industrial Operations will be made by Brookfield and its Affiliates on a global basis.

2.2                                                                               Brookfield Group Operations

Each of the parties acknowledges and agrees that the members of the Brookfield Group carry on a diverse range of businesses worldwide across real estate, infrastructure, industrial and services sectors, including investing (and advising on investing) in businesses that carry out Services and Industrial Operations, or loans, debt instruments and other securities with underlying collateral or exposure to Services and Industrial Operations. Except as explicitly provided herein, nothing in this Agreement shall in any way limit or restrict members of the Brookfield Group from carrying on their respective businesses.

2.3                                                                               Co-investments with Brookfield; Joint Ventures; Consortium Arrangements

2.3.1                               It is an integral part of the Brookfield Group’s (and the BBP Group’s) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis, and, notwithstanding Section 2.1 (but subject to Section 2.3.3), there is no minimum level of participation in such arrangements to which the BBP Group is entitled.

2.3.2                               Members of the Brookfield Group have established and manage a number of Brookfield Funds whose investment objectives include the acquisition of Services and Industrial Operations and members of the Brookfield Group may in the future establish similar funds.  Nothing herein shall limit or restrict members of the Brookfield Group from establishing or advising Brookfield Funds or similar entities, or limit or restrict any such entity from carrying out any investment.

2.3.3                               For any investment carried out by the Brookfield Group as contemplated by section 2.3.1 or by a Brookfield Fund, in either case, that involves the acquisition of  Services and Industrial Operations that are suitable for the BBP Group, the appropriate member of the BBP Group will be offered the opportunity to take up the Brookfield Group’s share of such acquisition. Each of the parties acknowledges and agrees that this commitment by the Brookfield Group, and the BBP Group’s ability to take advantage of the opportunities set out in the foregoing sentence, will be subject to a number of limitations including those set out in Sections 2.4 and 2.5.

2.4                                                                               No Exclusivity

Each of BBP, the Holding LP and the Holding Entities acknowledges and agrees that:

2.4.1                               the BBP Group will not serve as the exclusive entity through which acquisitions of Services and Industrial Operations will be made by Brookfield and its Affiliates on a global basis, no member of the Brookfield Group has any obligation to source acquisition opportunities for any member of the BBP Group, nor has any member of the Brookfield Group agreed to commit to any member of the BBP Group any minimum level of dedicated resources for the pursuit of acquisitions of Services and Industrial Operations other than as contemplated by the Master Services Agreement;

2.4.2                               subject to providing the BBP Group with the opportunity to participate on the basis described in Section 2.3.3 above, (i) all members of the Brookfield Group may pursue other business activities and provide services to third parties that compete directly or indirectly with the BBP Group, (ii) members of the Brookfield Group have established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of the Brookfield Group’s professionals and the information and acquisition opportunities they generate during the normal course of their activities, (iii) some of these other entities may have objectives that overlap with the BBP Group’s objectives or may acquire Services and Industrial Operations that could be considered appropriate acquisitions for the BBP Group, (iv) members of the Brookfield Group may have financial incentives to assist those other entities over the BBP Group, and (v) if any of the Service Providers determines that an opportunity is not suitable for the BBP Group, any member of the Brookfield Group may still pursue such opportunity on its own behalf;

2.4.3                               regardless of whether Brookfield’s primary business of asset management and the provision of related services are construed as business services, nothing herein shall restrict the Brookfield Group from establishing or acquiring, solely for its own account or in any other fashion, any business or operations related to asset management, investment management, or any business or operation related thereto, including any financial services business that Brookfield, in its sole discretion, determines to be part of the business of any member of the Brookfield Group, notwithstanding that members of the BBP Group provide certain  financial services or have financial services related investments;

2.4.4                               nothing herein shall limit or restrict the ability of the Brookfield Group to make any investment recommendation or take any other action in connection with its public securities businesses;

2.4.5                               nothing herein shall limit or restrict any member of the Brookfield Group from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral is comprised of or includes Services and Industrial Operations provided that the original purpose of the investment was not to acquire a controlling interest in such Services and Industrial Operations;

2.4.6                               nothing herein shall in any way restrict the Brookfield Group from acquiring or holding an investment of less than 5% of the outstanding shares of any publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute Services and Industrial Operations; and

2.4.7                               if any Service Provider determines or any other member of the Brookfield Group determines that an opportunity is not suitable for the BBP Group, any member of the Brookfield Group may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium and in making these determinations, the Service Providers or other members of the Brookfield Group may be influenced by factors that result in a mis-alignment or conflict of interest.

2.5                                                                               Limitations on Acquisition Opportunities

Each of the parties acknowledges and agrees that (i) the BBP Group’s ability to grow will depend in part on the Brookfield Group’s ability to identify and present the BBP Group with acquisition opportunities, and (ii) there are a number of factors which could materially and adversely impact the extent to which acquisition opportunities are made available to the BBP Group by the Brookfield Group, including:

2.5.1                               the Brookfield Group will only recommend acquisition opportunities that it believes, in its sole discretion, are suitable for the BBP Group;

2.5.2                               there is no accepted industry standard for what constitutes business services or industrial operations;

2.5.3                               the same professionals within the Brookfield Group’s organization who are involved in acquisitions of the Business have other responsibilities within the Brookfield Group’s broader asset management business, and the limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for the BBP Group;

2.5.4                               members of the Brookfield Group may consider certain assets or operations that have infrastructure related characteristics and are, or may also be considered, Services and Industrial Operations to be infrastructure and not Services and Industrial Operations;

2.5.5                               members of the Brookfield Group may consider certain assets or operations that have real-estate related characteristics and are, or may also be considered, Services and Industrial Operations to be real estate and not Services and Industrial Operations;

2.5.6                               members of the Brookfield Group may not consider an acquisition of Services and Industrial Operations that comprises part of a broader enterprise to be suitable for the BBP Group, unless the primary purpose of such acquisition, as determined by Brookfield acting in good faith, is to acquire the underlying Services and Industrial Operations;

2.5.7                               legal, regulatory, tax and other commercial considerations will be an important factor in determining whether an opportunity is suitable for the BBP Group; and

2.5.8                               in addition to structural limitations, the determination of whether a particular acquisition is suitable for the BBP Group is highly subjective and is dependent on a number of factors including the BBP Group’s liquidity position at the time, the risk profile of the opportunity, its fit with the balance of the BBP Group’s then current operations and other factors.

2.6                                                                               Reporting

Subject to confidentiality obligations to third parties, Brookfield shall cause the Service Providers to provide a report to the BBP Group on a quarterly basis of all Services and Industrial Operations acquired by the Brookfield Group during the quarter that was not offered to the BBP Group, including an explanation of why such acquisition opportunities were not considered suitable for the BBP Group.

ARTICLE 3
VOTING

3.1                                                                               Voting at the Direction of the Holding Entities

Brookfield agrees that it will and it will cause any other member of the Brookfield Group to vote or otherwise exercise rights with respect to any Operating Entity that is held by entities over which it or any other member of the Brookfield Group has Control are voted or exercised as follows:

3.1.1                               in favour of the election of directors (or their equivalent) approved by the direct or indirect Subsidiary of the Holding Entity through which the BBP Group’s interest in such Operating Entity is held (the “Directing Entity”); and

3.1.2                               in accordance with the direction of such Directing Entity with respect to the approval or rejection of the following matters relating to the applicable Operating Entity:

3.1.2.1                              any sale of all or substantially all of its assets;

3.1.2.2                              any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control;

3.1.2.3                              any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency;

3.1.2.4                              any issuance of shares, units or other securities, including debt securities; or

3.1.2.5                              any commitment or agreement to do any of the foregoing.

3.2                                                                               Slate of Nominees and General Guidelines

For purposes of Section 3.1, the applicable Directing Entity may maintain, from time to time, an approved slate of nominees or provide written direction to Brookfield with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant Directing Entity in its discretion.

3.3                                                                               Directing Entities

Each of the parties to this Agreement acknowledges and agrees that the Directing Entities will execute (and, if applicable, any party to this Agreement shall cause a Directing Entity to execute), upon request, a counterpart of this Agreement agreeing to be bound by the terms of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                                                                               Representations and Warranties of Brookfield and the Service Providers

4.1.1                               Each of the Service Providers (or, as applicable, its general partner on its behalf) and Brookfield hereby represents and warrants to each of BBP, the Holding LP and the Holding Entities that:

4.1.1.1                              it (and, as applicable, its general partner) is validly organized and existing under the relevant laws governing its formation and existence;

4.1.1.2                              it (or, as applicable, its general partner on its behalf) has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

4.1.1.3                              it (or, as applicable, its general partner on its behalf) has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

4.1.1.4                              the execution and delivery of this Agreement by it (or, as applicable, its general partner on its behalf) and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents (and, if applicable, its general partner’s articles, by-laws, constituent documents or other organizational documents);

4.1.1.5                              no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it (or, as applicable, its general partner on its behalf) of this Agreement; and

4.1.1.6                              this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

4.2                                                                               Representations and Warranties of the Holding Entities

4.2.1                               Each of the Holding Entities hereby represents and warrants to each of the Service Providers and Brookfield that:

4.2.1.1                              it is validly organized and existing under the relevant laws governing its formation and existence;

4.2.1.2                              it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

4.2.1.3                              it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

4.2.1.4                              the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

4.2.1.5                              no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Agreement; and

4.2.1.6                              this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

4.3                                                                               Representations and Warranties of BBP and of the Holding LP

The BBP General Partner, in its capacity as the general partner of BBP, the managing general partner of the Holding LP hereby represents and warrants to Brookfield that:

4.3.1                               each of BBP General Partner, BBP and the Holding LP is validly organized and existing under the relevant laws governing its formation and existence;

4.3.2                               the BBP General Partner has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder on behalf of BBP;

4.3.3                               BBP has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder on behalf of the Holding LP;

4.3.4                               the BBP General Partner has taken all necessary action to authorize the execution, delivery and performance of this Agreement on behalf of BBP;

4.3.5                               BBP has taken all necessary action to authorize the execution, delivery and performance of this Agreement on behalf of the Holding LP;

4.3.6                               the execution and delivery of this Agreement by the BBP General Partner on behalf of BBP and the performance by BBP of its obligations hereunder do not and will not contravene, breach or result in any default under the organizational documents of the BBP General Partner or BBP, as applicable;

4.3.7                               the execution and delivery of this Agreement by BBP on behalf of the Holding LP and the performance by Holding LP of its obligations hereunder do not and will not contravene, breach or result in any default under the organizational documents of the BBP General Partner or BBP, as applicable;

4.3.8                               no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by the BBP General Partner on behalf of BBP or by BBP on behalf of Holding LP of this Agreement; and

4.3.9                               this Agreement constitutes a valid and legally binding obligation of BBP and the Holding LP enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

ARTICLE 5
TERMINATION

5.1                                                                               Term

The term of this Agreement (“Term”) will begin on the Effective Date and will continue in full force and effect until terminated in accordance with Section 5.2.

5.2                                                                               Termination

The rights and obligations of the parties to this Agreement will automatically terminate and no longer be of any effect upon the termination of the Master Services Agreement in accordance with its terms.

ARTICLE 6
LIMITATION OF LIABILITY

6.1                                                                               No Liability

Each of BBP, the Holding LP and the Holding Entities hereby agrees that no member of the Brookfield Group, nor any Affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of any member of the Brookfield Group, will be liable to any member of the BBP Group or any Governing Body, member of any Governing Body, officer, security holder or partner of any member of the BBP Group for any Liabilities that may occur as a result of any acts or omissions by any member of the Brookfield Group pursuant to or in accordance with this Agreement, except to the extent that such Liabilities are finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction to have resulted from a Brookfield Group member’s bad faith, fraud, wilful misconduct, gross negligence, or in the case of a criminal matter, conduct undertaken with knowledge that the conduct was unlawful.

6.2                                                                               Maximum Liability

The parties acknowledge and agree that the maximum amount of the aggregate Liability of any member of the Brookfield Group and any Affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of any member of the Brookfield Group pursuant to this Agreement will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.

6.3                                                                               Survival

The provisions of this Article 6 will survive the termination of this Agreement.

ARTICLE 7
GENERAL PROVISIONS

7.1                                                                               Limited Liability of Limited Partners

The parties acknowledge that each of BBP and the Holding LP is a limited partnership, a limited partner of which is liable for any liabilities or losses of the relevant partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the relevant partnership and such limited partner’s pro rata share of any undistributed income.

7.2                                                                               Assignment

7.2.1                               None of the rights or obligations hereunder shall be assignable or transferable by any party without the prior written consent of the other parties.

7.2.2                               Any purported assignment of this Agreement in violation of this Article 7 shall be null and void.

7.3                                                                               Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

7.4                                                                               Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided.  Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.  Notice of change of address will also be governed by this section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows:

7.4.1                               if to BBP or the Holding LP:

Brookfield Business Partners Limited

73 Front Street

Hamilton HM 12

Bermuda

Attention:                     Secretary

Fax number:      441-296-4475

7.4.2                               if to Brookfield:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention:                        Vice President, Legal Affairs

Fax number:         416-365-9642

7.4.3                               if to the BAM PIC (PE):

Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P.

Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention:                               Secretary

Fax number:                416-363-2856

7.4.4                               if to the Canadian Service Provider:

Brookfield Canadian Business Advisor L.P.

Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention:                               Secretary

Fax number:                416-363-2856

7.4.5                               if to CanGP LP:

Brookfield BBP Canadian GP L.P.

Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention:                               Secretary

Fax number:                416-363-2856

7.4.6                               if to the Barbados Service Provider:

Brookfield Asset Management (Barbados) Inc.
Cedar Court, 2nd Floor

Wildey Business Park

St. Michael, Barbados

14006

Attention:                               Assistant Corporate Secretary

Fax number:                246-436-6967

7.4.7                               if to the UK Service Provider:

Brookfield  Global Business Advisor Limited

23 Hanover Square

London, England
W1S 1JB

Attention:                               Secretary

Fax number:                44 (0) 20 7659 3501

7.4.8                               if to any other Service Provider appointed under the Master Services Agreement, at the address listed in the joinder agreement to the Master Services Agreement

7.4.9                               if to any of the Holding Entities, at the applicable address listed on Schedule A hereto or to such other addresses as a party may from time to time notify the others in accordance with this Section 7.4.

7.5                                                                               Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.6                                                                               Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

7.7                                                                               Other Holding Entities

The parties acknowledge that any Holding Entity that is not a party to this Agreement will execute a counterpart of this Agreement agreeing to be bound by the terms of this Agreement.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. SILBER
	Name:	A.J. Silber
	Title:	Vice President, Legal Affairs

BROOKFIELD BUSINESS PARTNERS L.P.,

By:	1922859 ALBERTA ULC, its general partner

By:	/s/ A.J. SILBER
	Name:	A.J. Silber
	Title:	General Counsel and Secretary

BROOKFIELD BUSINESS L.P.

By:	BROOKFIELD BUSINESS PARTNERS L.P., its managing general partner

By:	1922859 ALBERTA ULC, its general partner

By:	/s/ A.J. SILBER
	Name:	A.J. Silber
	Title:	General Counsel and Secretary

[Relationship Agreement]

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P.

By:	BROOKFIELD CAPITAL PARTNERS LTD., its general partner

By:	/s/ JANE SHEERE
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD CANADIAN BUSINESS ADVISOR L.P.

By:	BROOKFIELD PRIVATE EQUITY INC., its general partner

By:	/s/ JASPREET DEHL
	Name:	Jaspreet Dehl
	Title:	Senior Vice-President & Secretary

BROOKFIELD BBP CANADIAN GP L.P.

By:	BROOKFIELD CANGP LIMITED, its general partner

By:	/s/ JASPREET DEHL
	Name:	Jaspreet Dehl
	Title:	Senior Vice-President & Secretary

[Relationship Agreement]

BROOKFIELD ASSET MANAGEMENT (BARBADOS) INC.

By:	/s/ KERRY-ANN CATO
	Name:	Kerry-Ann Cato
	Title:	Secretary

BROOKFIELD GLOBAL BUSINESS ADVISOR LIMITED

By:	/s/ PHILIPPA ELDER
	Name:	Philippa Elder
	Title:	Director

[Relationship Agreement]

Schedule A

IN WITNESS WHEREOF the Holding Entities have executed this Agreement as of the day and year first above written.

BROOKFIELD BBP CANADA HOLDINGS INC.

By:
	Name:	A.J. Silber
	Title:	Vice President and Secretary

Address for Notice:

Brookfield BBP Canada Holdings Inc.
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention: General Counsel

BROOKFIELD BBP BERMUDA HOLDINGS LIMITED

By:
	Name:	Gregory Morrison
	Title:	President

Address for Notice:

BBP Bermuda Holdings Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

BROOKFIELD BBP US HOLDINGS LLC

By:
	Name:	Craig Laurie
	Title:	President

Address for Notice:

[Relationship Agreement]

Brookfield BBP US Holdings LLC
Three World Financial Center
200 Vesey Street, 11th Floor
New York, New York
10281-1021

Attention: General Counsel

[Relationship Agreement]